

PEOPLES BANCORP INC. – P.O. BOX 738 - MARIETTA, OHIO – 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
January 25, 2010

Contact: Edward G. Sloane
            Chief Financial Officer and Treasurer
            (740) 373-3155

PEOPLES BANCORP INC. ANNOUNCES FOURTH QUARTER AND 2010 RESULTS

_____

Receives Regulatory Approval for Partial Redemption of Preferred Shares Held by the U.S. Department of the Treasury

     MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter and year ended December 31, 2010. In addition, Peoples reported that on January 24, 2011, it received notification from the U.S. Department of the Treasury (the "Treasury") that, after consultation with Peoples' Federal banking agency, it has granted Peoples' request for a partial redemption of the $39 million received under the TARP Capital Purchase Program. The actual redemption, which is expected to occur in early February 2011, will involve Peoples repurchasing $21 million of its outstanding preferred shares and will reduce the annual dividends on Peoples' preferred shares by $1.1 million.

     "We are pleased to report our ability to repay a portion of our TARP capital, which will occur without raising any new equity capital due to our already strong capital and liquidity levels," said David L. Mead, President and Chief Executive Officer. "We believe this action is in the long-term best interest of our common shareholders since it reduces annual preferred dividends while maintaining a strong capital position."

     Net income available to common shareholders totaled $55,000 for the fourth quarter and $3.5 million for the year, representing earnings per diluted common share of $0.01 and $0.34, respectively. Provision for loan losses and other loan-related credit losses were higher than historical levels throughout 2010, which had an adverse impact on fourth quarter and 2010 earnings. In comparison, diluted earnings per common share were $0.07 and $0.22, respectively, for the same periods in 2009.

     Summary points regarding fourth quarter and 2010 results:

o The provision for loan losses was $7 million for the fourth quarter of 2010 and $27 million for the entire year, while net charge-offs were $7 million, or 2.93% of average loans on an annualized basis, for the quarter and $27 million, or 2.66% of average loans, for the year. Almost all of the fourth quarter charge-offs were attributable to write-downs on impaired loans resulting from continued general weakness in the commercial real estate market and overall economy. The allowance for loan losses was $26.8 million, or 2.77% of gross loans and 66.1% of nonperforming loans, at year-end 2010 compared to 2.59% and 79.3%, respectively, at December 31, 2009.

o In the fourth quarter, commercial real estate loans to six unrelated borrowers were placed on nonaccrual status due to the impact of ongoing economic problems in key market areas. These loans had been classified as substandard in prior quarters and were charged-down to their estimated net realizable value of $5.2 million at year-end 2010. As a result, nonperforming assets totaled $45.0 million and comprised 2.45% of total assets at December 31, 2010, versus $41.6 million and 2.21% at the prior quarter-end. In contrast to this increase, other asset quality metrics improved in 2010, including reductions in overall loan delinquencies and the level of watch-rated commercial loans, which are credits with indicators of potential weakness.

o In the fourth quarter of 2010, Peoples incurred losses on loans held-for-sale and other real estate owned ("OREO") of $0.8 million. These losses were the result of further declines in commercial real estate values experienced during the quarter. In 2010, write-downs on loans held-for-sale and OREO totaled $3.2 million.

o Net interest income and margin for the fourth quarter and year were negatively impacted by lower earning asset levels during 2010 due to commercial loan payoffs, coupled with lower reinvestment rates based upon current market interest rates. Peoples experienced slight net interest margin expansion for the year due to management's efforts to reduce funding costs by growing low-cost deposits and repaying higher-cost borrowings.



o Fourth quarter 2010 non-interest income grew 5% over the prior quarter and 4% versus the year ago quarter, due mostly to stronger mortgage banking activity. Another contributing factor to the year-over-year increase was a 21% growth in electronic banking revenue. For the year, non-interest income was down slightly as increased income from trust, investment and electronic banking activities was offset by declines in other revenue categories.

o Operating expenses were controlled in 2010, with total non-interest expense down 3% year-over-year for both the fourth quarter and year. Compared to the third quarter of 2010, fourth quarter non-interest expense was up 2%, due primarily to higher professional consulting fees related to various management projects.

o Total loan balances decreased $50 million in the fourth quarter due to unusually high commercial loan payoffs and seasonal paydowns on credit lines exceeding new production. Compared to year-end 2009, total loans were down $91 million in 2010, primarily as a result of loan payoffs and, to a lesser extent, charge-offs.

o Non-interest-bearing deposit balances grew $5 million during the fourth quarter and $17 million for the year. These increases were more than offset by intentional reductions in higher-cost, non-core deposits, such as governmental public funds and certificates of deposit. At year-end 2010, total retail deposit balances were 2% lower than both the prior quarter-end and year-end 2009.

o Peoples' capital levels remained strong and substantially higher than the minimum regulatory amount needed to be considered "well capitalized". The total Risk-Based Capital ratio was 18.21% at year-end 2010 compared to 16.80% at December 31, 2009, while the tangible common equity to tangible assets ratio was 7.17% and 7.22%, respectively.

"Low earnings for the fourth quarter were driven in large part by persistent asset quality issues," commented Mead. "Going into the quarter, we had anticipated loan credit losses could remain elevated as we intensified efforts to identify weakening credits and assess their collectability. Loan charge-offs and write-downs on other nonperforming assets in the quarter, while slightly less than amounts in the third quarter, were higher than historical levels. As previously noted, nonperforming assets increased during the quarter. However, we have seen some improvement in the level of watch credits during the past several quarters. The very sluggish recovery in our markets has also contributed to a smaller loan portfolio and lower net interest income for the quarter and year. The impact of these items on earnings has overshadowed proactive efforts to increase non-interest income categories and to control operating costs."

Fourth quarter 2010 net interest income was $14.1 million compared to $15.3 million last quarter and $15.4 million for the fourth quarter of 2009. The combination of declining loan balances and lower reinvestment rates have caused a decrease in interest income, which exceeded the reduction in interest expense. The lower loan balances also compressed net interest margin, which was 3.44% for the fourth quarter of 2010 versus 3.58% for the linked quarter and 3.50% for the fourth quarter of 2009. For the year, net interest income was down 3% in 2010 versus 2009, while net interest margin expanded 3 basis points as funding costs decreased more than earning asset yields.

"The flatter yield curve during the third quarter and much of the fourth quarter adversely impacted net interest income and margin, as excess funds had to be reinvested at lower rates," said Edward G. Sloane, Chief Financial Officer and Treasurer. "Throughout 2010, we took steps to reduce funding costs to offset the lower asset yields, although opportunities were somewhat limited by the lack of significant high-cost liabilities maturing in recent quarters. Still, we maintained strong asset liquidity to position the balance sheet for a return of TARP capital and future earning asset growth. We also have remained disciplined in our approach to managing the balance sheet interest rate risk position, while adjusting funding mix away from high-cost deposits and wholesale borrowings to lower-cost, core deposits."

Non-interest income totaled $8.1 million for the fourth quarter of 2010, up 5% from the linked quarter and up 4% year-over-year. Key drivers of these increases were higher mortgage banking income, trust and investment revenue and electronic banking income, which offset declines in other non-interest income categories. For the year, total non-interest income was $31.6 million in 2010 versus $32.1 million in 2009, as growth in trust and investment income and electronic banking income was eclipsed by reductions in other non-interest income categories.

"In 2010, we saw the benefits of a diversified revenue stream, as economic conditions and regulatory changes challenged certain revenue sources," commented Sloane. "Fourth quarter non-interest income was bolstered by sizable gains on mortgage loan sales due to refinancing activity, plus higher debit card usage by our customers. We also have been successful thus far in mitigating the impact of new overdraft fee regulations on our revenue stream. On the other hand, insurance revenues were adversely affected in 2010 by lower commercial insurance activity due to the weak economy and competitive pricing of premiums by underwriters."

Fourth quarter 2010 mortgage banking income was more than double the linked quarter and year ago amounts, as lower long-term mortgage rates during the fourth quarter resulted in substantial refinancing activity. Despite the increased activity in the fourth quarter, mortgage banking income finished 2010 down 9% from the prior year, due mostly to higher



long-term mortgage interest rates during much of the first half of 2010. Increased debit card activity throughout 2010 has produced growth in electronic banking revenue, with fourth quarter revenue up 5% over the linked quarter and 21% over the fourth quarter of 2009. For the year, electronic banking revenue increased 19% compared to 2009. While fourth quarter deposit account service charges were consistent with the third quarter of 2010, Peoples has experienced lower volumes of overdrafts during 2010 due to changes in consumer behavior, resulting in year-over-year decreases in deposit account service charges of 10% and 8% for the fourth quarter and full year, respectively.

Total non-interest expense for both the fourth quarter of 2010 and entire year were 3% lower than the same 2009 amounts, due to cost control initiatives implemented during 2010. These initiatives included limiting the exposure to escalating salary and benefit costs, which were held flat throughout the year. For the year, Peoples' FDIC insurance costs were lower because the special assessment imposed on all banks in the second quarter of 2009 was not repeated. However, the overall reduction in non-interest expense for 2010 was partially offset by higher costs associated with foreclosed real estate and problem loan workouts, such as fees for legal and valuation services. On a linked quarter basis, total non-interest expense was up slightly due to higher professional fees for consulting services related to various management projects during the fourth quarter.

During the fourth quarter of 2010, total portfolio loan balances declined $50.2 million to $960.7 million at December 31. Since year-end 2009, total portfolio loans have decreased $91.3 million. These declines occurred primarily as a result of commercial loan payoffs and charge-offs exceeding new production. Weak economic conditions in 2010 caused decreased demand for new loans. Also during 2010, Peoples focused on managing commercial real estate loan exposures to enhance its overall balance sheet risk profile. Both of these factors contributed to the lower loan balances compared to the prior year-end.

"Our ability to maintain loan balances during the second half of 2010 was impacted by increased competition for quality loans, while the protracted weak economy in our market areas caused lower demand for new loans and elevated charge-offs," said Sloane. "Other factors contributing to the reduction in loan balances in 2010 were actions taken to moderate commercial real estate concentrations and the continued customer demand for long-term, fixed rate mortgage loans, which we typically sell in the secondary market. Despite current economic conditions, we remain committed to meeting the lending needs of our communities and growing loans in a disciplined manner. Along these lines, we have added new commercial lenders in previously underserved market areas and continue to seek opportunities to grow consumer loans."

In 2010, Peoples experienced an improving trend in the level of watch-rated credits, which are loans possessing some credit deficiency or potential weakness. These watch-rated credits declined 43% from December 31, 2009 to year-end 2010. During the fourth quarter of 2010, commercial real estate loans to six unrelated relationships, with an aggregate outstanding balance of $9.5 million, became impaired and were placed on nonaccrual status. These loans had been classified as substandard in prior quarters in response to credit deterioration. As a result of impairment, the loans were charged-down by $4.2 million during the quarter based upon the estimated net realizable value of the underlying collateral. The $5.2 million net increase in nonperforming assets was partially offset by write-downs on nonaccrual loans held-for-sale. As a result, total nonperforming assets were $45.0 million, or 2.45% of total assets, at December 31, 2010, versus $41.6 million, or 2.21%, at September 30, 2010, and $40.7 million, or 2.03%, at year-end 2009.

Peoples' allowance for loan losses was $26.8 million, or 2.77% of gross loans, at December 31, 2010, versus 2.68% at the prior quarter and 2.59% at year-end 2009. The increase in allowance percentage was primarily attributable to elevated charge-offs in recent quarters, and was partially offset by the lower level of watch-rated credits. Fourth quarter 2010 net loan charge-offs were $7.4 million, or 2.93% of average loans on an annualized basis, compared to $8.0 million, or 3.11%, last quarter and $5.7 million, or 2.14%, for the fourth quarter of 2009. Write-downs on commercial real estate loans driven by the weak economy and declines in collateral values accounted for the majority of fourth quarter net charge-offs. For the year, net charge-offs were $27.4 million in 2010, or 2.66% of average loans, compared to $21.4 million, or 1.96%, in 2009. To maintain the adequacy of the allowance for loan losses, Peoples recorded a fourth quarter 2010 provision for loan losses of $7.0 million versus $8.0 million and $6.8 million for the linked quarter and prior year fourth quarter. In 2010, the provision for loan losses totaled $26.9 million, up from $25.7 million in 2009.

"In the second half of 2010, we intensified our efforts to resolve existing problem loans, which produced higher credit losses in both the third and fourth quarters," commented Mead. "The financial strain from an extremely difficult economy continues to overwhelm many of our commercial borrowers, while continued weakness in commercial real estate values is adversely affecting collateral values and the disposal of some problem assets. These conditions hindered our efforts to reduce nonperforming assets and improve asset quality, which will remain a top priority for us. We realize it will take time for our asset quality metrics to return to more historical levels but are encouraged by a modest improvement in loan delinquencies, as loans 30 to 90 days past due held around 1% during the fourth quarter, and a reduction in watch credits in 2010."



In 2010, Peoples successfully grew non-interest-bearing deposit balances, with increases of $5.4 million, or 10% annualized, in the fourth quarter and $17.1 million, or 9%, for the year. Due to this growth in non-interest-bearing balances and lack of earning asset growth, management focused on reducing higher-cost, non-core deposits in 2010. As a result, retail deposit balances decreased $30.9 million in the fourth quarter of 2010 and $30.6 million for the year, due to lower interest-bearing balances at December 31, 2010. Government deposit balances, which historically have carried higher interest rates, decreased by $20.3 million in the fourth quarter and were down $28.2 million compared to year-end 2009, accounting for the majority of the reduction in interest-bearing balances. Certificates of deposit balances were also lower at year-end 2010 compared to recent quarters due to less competitive pricing of these higher costing deposits. Peoples also reduced borrowed funds by 33% in 2010, to $231.8 million at year-end. A portion of this decrease was attributable to the prepayment of $60.0 million of wholesale repurchase agreements during the third quarter in order to de-leverage the balance sheet and improve the balance sheet risk profile.

"In 2010, we faced many challenges as we worked to position the company for the eventual return to more favorable economic conditions," summarized Mead. "Already in 2011, we have enhanced shareholder return with the recent approval to repay a portion of the $39 million TARP capital received in early 2009. Although the TARP capital has afforded us greater ability to work through credit issues, we have always viewed it as temporary and will work to return those funds as soon as possible. We also will be focused on executing strategies for future expansion of the company and growth in earnings."

Peoples Bancorp Inc. is a diversified financial products and services company with $1.8 billion in assets, 47 locations and 40 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance, and trust solutions through its financial service units – Peoples Bank, National Association; Peoples Financial Advisors (a division of Peoples Bank); and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of US publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss fourth quarter and 2010 results of operations today at 11:00 a.m., Eastern Standard Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (800) 860-2442. A simultaneous Webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate", "could", "may", "feel", "expect", "believe", "plan", and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to: (1) continued deterioration in the credit quality of Peoples' loan portfolio could occur due to a number of factors, such as adverse changes in economic conditions that impair the ability of borrowers to repay their loans, the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected, which may adversely impact the provision for loan losses; (2) competitive pressures among financial institutions or from non-financial institutions may increase significantly, including product and pricing pressures and Peoples' ability to attract, develop and retain qualified professionals; (3) changes in the interest rate environment, which may adversely impact interest margins; (4) changes in prepayment speeds, loan originations, sale volumes and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated; (5) general economic conditions and weakening in the real estate market, either nationally or in the states in which Peoples and its subsidiaries do business may be less favorable than expected, which could decrease the demand for loans, deposits and other financial services and increase loan delinquencies and defaults; (6) political developments, wars or other hostilities, which may disrupt or increase volatility in securities markets or other economic conditions; (7) legislative or regulatory changes or actions, including in particular the Dodd-Frank Wall Street



Reform and Consumer Protection Act of 2010 and the regulations to be promulgated thereunder, which may adversely affect the business of Peoples and its subsidiaries; (8) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations; (9) adverse changes in the conditions and trends in the financial markets, which may adversely affect the fair value of securities within Peoples' investment portfolio and interest rate sensitivity of Peoples' consolidated balance sheet; (10) a delayed or incomplete resolution of regulatory issues that could arise; (11) Peoples' ability to receive dividends from its subsidiaries; (12) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity; (13) the impact of larger or similar financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples; (14) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity; (15) the costs and effects of regulatory and legal developments, including the outcome of regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; and (16) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission ("SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the filing date of its December 31, 2010 consolidated financial statements on Form 10-K with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS

	Three Months Ended			Year Ended	
	December 31, 2010	September 30, 2010	December 31, 2009	December 31, 2010	December 31, 2009
PER COMMON SHARE:					
Earnings per share:					
Basic	$ 0.01	$ (0.01)	$ 0.07	$ 0.34	$ 0.22
Diluted	0.01	(0.01)	0.07	0.34	0.22
Cash dividends declared per share	0.10	0.10	0.10	0.40	0.66
Book value per share	18.36	18.69	19.80	18.36	19.80
Tangible book value per share (a)	12.16	12.47	13.48	12.16	13.48
Closing stock price at end of period	$ 15.65	$ 12.37	$ 9.68	$ 15.65	$ 9.68
SELECTED RATIOS:					
Return on average equity (b)	0.96%	0.69%	1.98%	2.33%	1.80%
Return on average common equity (b)	0.11%	(0.20%)	1.36%	1.76%	1.17%
Return on average assets (b)	0.12%	0.08%	0.24%	0.28%	0.21%
Efficiency ratio (c)	62.14%	58.78%	60.55%	60.30%	60.14%
Net interest margin (b)(d)	3.44%	3.58%	3.50%	3.51%	3.48%
Dividend payout ratio (e)	N/A	N/A	149.29%	119.33%	298.23%

(a) This amount represents a non-GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this release.
(b) Ratios are presented on an annualized basis.
(c) Non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income (less securities and asset disposal gains/losses).
(d) Information presented on a fully tax-equivalent basis.
(e) Dividends declared on common shares as a percentage of net income available to common shareholders.



CONSOLIDATED STATEMENTS OF INCOME

(in $000's)	Three Months Ended			Year Ended	
	December 31, 2010	September 30, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Interest income	$ 20,380	$ 22,572	$ 24,554	$ 89,335	$ 102,105
Interest expense	6,319	7,308	9,137	29,433	40,262
Net interest income	14,061	15,264	15,417	59,902	61,843
Provision for loan losses	6,952	8,005	6,756	26,916	25,721
Net interest income after provision for loan losses	7,109	7,259	8,661	32,986	36,122
Gross impairment losses on investment securities	–	–	(1,011)	(1,620)	(7,406)
Less: Non-credit losses included in other comprehensive income	–	–	766	166	301
Net other-than-temporary impairment losses	–	–	(1,777)	(1,786)	(7,707)
Net gain on securities transactions	–	3,818	582	6,852	1,446
Loss on debt extinguishment	–	(3,630)	–	(3,630)	–
Net loss on assets	(260)	(443)	–	(1,942)	(103)
Loss on loans held-for-sale	(661)	(565)	–	(1,319)	–
Non-interest income:					
Deposit account service charges	2,411	2,415	2,672	9,581	10,390
Insurance income	1,958	2,216	2,012	8,846	9,390
Trust and investment income	1,357	1,226	1,238	5,348	4,722
Electronic banking income	1,243	1,180	1,025	4,686	3,954
Mortgage banking income	710	354	335	1,566	1,719
Bank owned life insurance	113	137	244	608	1,051
Other non-interest income	308	183	256	999	824
Total non-interest income	8,100	7,711	7,782	31,634	32,050
Non-interest expense:					
Salaries and employee benefits costs	7,117	7,232	7,356	29,222	29,394
Net occupancy and equipment	1,440	1,383	1,390	5,781	5,756
Professional fees	968	847	859	3,108	3,042
Electronic banking expense	623	668	620	2,453	2,401
FDIC insurance	624	617	660	2,470	3,442
Data processing and software	474	461	713	2,032	2,417
Franchise taxes	456	373	308	1,576	1,601
Foreclosed real estate and other loan expenses	275	282	332	1,675	1,067
Amortization of intangible assets	214	224	296	918	1,252
Other non-interest expense	2,009	1,871	2,038	7,807	8,310
Total non-interest expense	14,200	13,958	14,572	57,042	58,682
Income before income taxes	88	192	676	5,753	3,126
Income tax (benefit) expense	(480)	(221)	(538)	172	(1,064)
Net income	$ 568	$ 413	$ 1,214	$ 5,581	$ 4,190
Preferred dividends	513	514	512	2,052	1,876
Net income (loss) available to common shareholders	$ 55	$ (101)	$ 702	$ 3,529	$ 2,314
PER COMMON SHARE DATA:					
Earnings per share – Basic	$ 0.01	$ (0.01)	$ 0.07	$ 0.34	$ 0.22
Earnings per share – Diluted	$ 0.01	$ (0.01)	$ 0.07	$ 0.34	$ 0.22
Cash dividends declared per share	$ 0.10	$ 0.10	$ 0.10	$ 0.40	$ 0.66
Weighted-average shares outstanding – Basic	10,445,718	10,437,770	10,376,956	10,424,474	10,363,975
Weighted-average shares outstanding – Diluted	10,452,001	10,437,770	10,387,400	10,431,990	10,374,792
Actual shares outstanding (end of period)	10,457,327	10,438,510	10,374,637	10,457,327	10,374,637



CONSOLIDATED BALANCE SHEETS

(in $000's)	December 31, 2010	December 31, 2009
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 28,324	$ 29,969
Interest-bearing deposits in other banks	46,320	11,804
Total cash and cash equivalents	74,644	41,773
Available-for-sale investment securities, at fair value (amortized cost of $617,122 at December 31, 2010 and $706,444 at December 31, 2009)	613,986	726,547
Held-to-maturity investment securities, at amortized cost (fair value of $2,954 at December 31, 2010 and $963 at December 31, 2009)	2,965	963
Other investment securities, at cost	24,356	24,356
Total investment securities	641,307	751,866
Loans, net of deferred fees and costs	960,718	1,052,058
Allowance for loan losses	(26,766)	(27,257)
Net loans	933,952	1,024,801
Loans held-for-sale	4,755	1,874
Bank premises and equipment, net of accumulated depreciation	24,934	24,844
Bank owned life insurance	53,532	52,924
Goodwill	62,520	62,520
Other intangible assets	2,350	3,079
Other assets	39,991	38,146
Total assets	$ 1,837,985	$ 2,001,827
Liabilities		
Deposits:		
Non-interest-bearing deposits	$ 215,069	$ 198,000
Interest-bearing deposits	1,146,531	1,197,886
Total deposits	1,361,600	1,395,886
Short-term borrowings	51,509	76,921
Long-term borrowings	157,703	246,113
Junior subordinated notes held by subsidiary trust	22,565	22,530
Accrued expenses and other liabilities	13,927	16,409
Total liabilities	1,607,304	1,757,859
Stockholders' Equity		
Preferred stock, no par value (50,000 shares authorized, 39,000 shares issued at December 31, 2010, and December 31, 2009)	38,645	38,543
Common stock, no par value (24,000,000 shares authorized, 11,070,022 shares issued at December 31, 2010, and 11,031,892 shares issued at December 31, 2009), including shares in treasury	166,298	166,227
Retained earnings	45,547	46,229
Accumulated comprehensive (loss) income, net of deferred income taxes	(4,453)	9,487
Treasury stock, at cost (612,695 shares at December 31, 2010, and 657,255 shares at December 31, 2009)	(15,356)	(16,518)
Total stockholders' equity	230,681	243,968
Total liabilities and stockholders' equity	$ 1,837,985	$ 2,001,827



SELECTED FINANCIAL INFORMATION

(in $000's, end of period)	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Loan Portfolio					
Commercial real estate	$ 452,875	$ 454,499	$ 471,046	$ 501,917	$ 503,034
Commercial and industrial	153,192	178,014	165,916	165,934	159,915
Real estate construction	22,478	39,621	36,490	34,894	32,427
Residential real estate	200,275	205,125	207,314	212,569	215,735
Home equity lines of credit	48,130	49,435	50,259	49,444	49,183
Consumer	81,567	82,894	83,735	85,231	90,144
Deposit account overdrafts	2,201	1,291	1,346	1,299	1,620
Total loans	$ 960,718	$ 1,010,879	$ 1,016,106	$ 1,051,288	$ 1,052,058
Deposit Balances					
Interest-bearing deposits:					
Retail certificates of deposit	$ 430,886	$ 436,250	$ 448,900	$ 472,034	$ 480,512
Money market deposit accounts	289,657	297,229	290,477	296,196	263,257
Governmental deposit accounts	119,572	139,843	136,119	143,068	147,745
Savings accounts	122,444	120,975	120,086	117,526	112,074
Interest-bearing demand accounts	96,507	92,585	94,542	88,425	91,878
Total retail interest-bearing deposits	1,059,066	1,086,882	1,090,124	1,117,249	1,095,466
Brokered certificates of deposits	87,465	95,862	105,093	116,464	102,420
Total interest-bearing deposits	1,146,531	1,182,744	1,195,217	1,233,713	1,197,886
Non-interest-bearing deposits	215,069	209,693	203,559	201,337	198,000
Total deposits	$ 1,361,600	$ 1,392,437	$ 1,398,776	$ 1,435,050	$ 1,395,886
Asset Quality					
Nonperforming assets:					
Loans 90+ days past due and accruing	$ 27	$ 31	$ 481	$ –	$ 411
Nonaccrual loans	40,450	37,184	38,050	29,832	33,972
Total nonperforming loans	40,477	37,215	38,531	29,832	34,383
Other real estate owned	4,495	4,335	4,892	6,033	6,313
Total nonperforming assets	$ 44,972	$ 41,550	$ 43,423	$ 35,865	$ 40,696
Allowance for loan losses as a percent of nonperforming loans	66.1%	73.1%	70.5%	89.0%	79.3%
Nonperforming loans as a percent of total loans	4.19%	3.67%	3.77%	2.84%	3.27%
Nonperforming assets as a percent of total assets	2.45%	2.21%	2.21%	1.79%	2.03%
Nonperforming assets as a percent of total loans and other real estate owned	4.64%	4.08%	4.23%	3.39%	3.85%
Allowance for loan losses as a percent of total loans	2.77%	2.68%	2.66%	2.53%	2.59%
Capital Information(a)					
Tier 1 common ratio	11.57%	11.13%	11.07%	10.60%	10.58%
Tier 1 risk-based capital ratio	16.88%	16.22%	16.11%	15.51%	15.49%
Total risk-based capital ratio (Tier 1 and Tier 2)	18.21%	17.55%	17.44%	16.83%	16.80%
Leverage ratio	10.62%	10.26%	10.14%	9.97%	10.06%
Tier 1 capital	$ 194,408	$ 194,800	$ 195,439	$ 193,211	$ 192,822
Tier 1 common capital	133,197	133,624	134,298	132,103	131,747
Total capital (Tier 1 and Tier 2)	209,764	210,768	211,509	209,647	209,144
Total risk-weighted assets	$ 1,151,632	$ 1,200,754	$ 1,212,816	$ 1,245,770	$ 1,244,707
Tangible equity to tangible assets (b)	9.35%	9.28%	9.21%	9.06%	9.21%
Tangible common equity to tangible assets (b)	7.17%	7.16%	7.18%	7.07%	7.22%

(a) December 31, 2010 data based on preliminary analysis and subject to revision.
(b) These ratios represent non-GAAP financial measures since they exclude the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of these ratios is included at the end of this release.



PROVISION FOR LOAN LOSSES INFORMATION

	Three Months Ended			Year Ended	
(in $000's)	December 31, 2010	September 30, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Provision for Loan Losses					
Provision for checking account overdrafts	$ 133	$ 219	$ 234	$ 551	$ 799
Provision for other loan losses	6,819	7,786	6,522	26,365	24,922
Total provision for loan losses	$ 6,952	$ 8,005	$ 6,756	$ 26,916	$ 25,721
Net Charge-Offs					
Gross charge-offs	$ 7,925	$ 8,605	$ 6,159	$ 30,181	$ 23,920
Recoveries	529	642	411	2,774	2,525
Net charge-offs	$ 7,396	$ 7,963	$ 5,748	$ 27,407	$ 21,395
Net Charge-Offs by Type					
Commercial real estate	$ 6,726	$ 7,202	$ 4,900	$ 24,246	$ 17,640
Commercial and industrial	61	69	213	1,061	726
Residential real estate	289	354	250	904	1,287
Real estate, construction	–	–	–	68	–
Consumer	109	91	179	403	797
Home equity lines of credit	65	38	(29)	97	27
Deposit account overdrafts	146	209	235	628	918
Total net charge-offs	$ 7,396	$ 7,963	$ 5,748	$ 27,407	$ 21,395
Net charge-offs as a percent of loans (annualized)	2.93%	3.11%	2.14%	2.66%	1.96%

SUPPLEMENTAL INFORMATION

(in $000's, end of period)	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Trust assets under management	$ 836,587	$ 795,335	$ 742,044	$ 768,189	$ 750,993
Brokerage assets under management	$ 256,579	$ 233,308	$ 214,421	$ 229,324	$ 216,479
Mortgage loans serviced for others	$ 250,630	$ 235,538	$ 234,134	$ 230,183	$ 227,792
Employees (full-time equivalent)	534	532	527	530	537



CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME

					Three Months Ended						
	December 31, 2010				**September 30, 2010**				**December 31, 2009**		
(in $000's)	**Balance**		**Income/ Expense**	**Yield/ Cost**	**Balance**		**Income/ Expense**	**Yield/ Cost**	**Balance**	**Income/ Expense**	**Yield/ Cost**
Assets											
Short-term investments	$	**53,823**	$ **34**	**0.25%**	$	50,149	$ 32	0.25%	$ 15,316	$ 9	0.24%
Investment securities (a)(b)		**645,220**	**6,987**	**4.33%**		707,196	8,641	4.89%	748,286	9,222	4.93%
Gross loans (a)		**1,001,448**	**13,705**	**5.44%**		1,016,922	14,290	5.60%	1,066,410	15,702	5.85%
Allowance for loan losses		**(29,646)**				(28,749)			(27,337)		
Total earning assets		**1,670,845**	**20,726**	**4.94%**		1,745,518	22,963	5.24%	1,802,675	24,933	5.51%
Intangible assets		**64,860**				65,029			65,674		
Other assets		**146,264**				146,521			130,467		
Total assets	$	**1,881,969**			$	1,957,068			$ 1,998,816		
Liabilities and Equity											
Interest-bearing deposits:											
Savings accounts	$	**121,664**	$ **49**	**0.16%**	$	121,878	$ 49	0.16%	$ 127,131	$ 178	0.56%
Interest-bearing demand accounts		**232,144**	**632**	**1.08%**		238,902	671	1.11%	215,484	774	1.42%
Money market deposit accounts		**301,317**	**351**	**0.46%**		297,140	509	0.68%	261,738	766	1.16%
Brokered certificates of deposits		**41,677**	**402**	**3.83%**		41,661	402	3.83%	49,596	499	3.99%
Retail certificates of deposit		**482,893**	**2,899**	**2.38%**		503,008	3,062	2.42%	546,860	3,855	2.80%
Total interest-bearing deposits		**1,179,695**	**4,333**	**1.46%**		1,202,589	4,693	1.55%	1,200,809	6,072	2.01%
Short-term borrowings		**49,992**	**53**	**0.41%**		51,004	62	0.48%	64,863	95	0.57%
Long-term borrowings		**185,871**	**1,934**	**4.10%**		240,851	2,553	4.17%	275,719	2,972	4.24%
Total borrowed funds		**235,863**	**1,987**	**3.32%**		291,855	2,615	3.52%	340,582	3,067	3.54%
Total interest-bearing liabilities		**1,415,558**	**6,320**	**1.77%**		1,494,444	7,308	1.94%	1,541,391	9,139	2.35%
Non-interest-bearing deposits		**218,288**				210,031			197,102		
Other liabilities		**14,317**				15,008			16,683		
Total liabilities		**1,648,163**				1,719,483			1,755,176		
Preferred equity		**38,632**				38,607			38,531		
Common equity		**195,174**				198,978			205,109		
Stockholders' equity		**233,806**				237,585			243,640		
Total liabilities and equity	$	**1,881,969**			$	1,957,068			$ 1,998,816		
Net interest income/spread (a)			$ **14,406**	**3.17%**			$ 15,655	3.30%		$ 15,794	3.16%
Net interest margin (a)				**3.44%**				3.58%			3.50%

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.



(in $000's)							
	Year Ended						
	December 31, 2010			**December 31, 2009**			
	Balance	**Income/ Expense**	**Yield/ Cost**	Balance	Income/ Expense	Yield/ Cost	
Assets							
Short-term investments	$ 36,508	$ 91	0.25%	$ 28,496	$ 70	0.25%	
Investment securities (a)(b)	714,500	33,349	4.67%	728,299	38,847	5.33%	
Gross loans (a)	1,029,903	57,437	5.58%	1,093,057	64,793	5.93%	
Allowance for loan losses	(29,597)			(25,081)			
Total earning assets	1,751,314	90,877	5.19%	1,824,771	103,710	5.68%	
Intangible assets	65,153			66,010			
Other assets	145,260			133,530			
Total assets	$ 1,961,727			$ 2,024,311			
Liabilities and Equity							
Interest-bearing deposits:							
Savings accounts	$ 120,301	$ 193	0.16%	$ 126,226	$ 645	0.51%	
Interest-bearing demand accounts	234,503	2,614	1.11%	207,117	3,127	1.51%	
Money market deposit accounts	291,632	2,171	0.74%	235,690	2,735	1.16%	
Brokered certificates of deposits	41,763	1,602	3.84%	41,548	1,675	4.03%	
Retail certificates of deposit	512,136	12,542	2.45%	595,655	17,941	3.01%	
Total interest-bearing deposits	1,200,335	19,122	1.59%	1,206,236	26,123	2.17%	
Short-term borrowings	58,897	262	0.44%	59,923	483	0.81%	
Long-term borrowings	238,452	10,049	4.16%	312,580	13,656	4.37%	
Total borrowed funds	297,349	10,311	3.44%	372,503	14,139	3.76%	
Total interest-bearing liabilities	1,497,684	29,433	1.96%	1,578,739	40,262	2.55%	
Non-interest-bearing deposits	210,310			195,688			
Other liabilities	14,339			17,036			
Total liabilities	1,722,333			1,791,463			
Preferred equity	38,594			35,438			
Common equity	200,800			197,410			
Stockholders' equity	239,394			232,848			
Total liabilities and equity	$ 1,961,727			$ 2,024,311			
Net interest income/spread (a)		$ 61,444	3.23%		$ 63,448	3.13%	
Net interest margin (a)			3.51%			3.48%	

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.



NON-GAAP FINANCIAL MEASURES

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' financial statements:

(in $000's, end of period)	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Tangible Equity:				
Total stockholders' equity, as reported	$ 230,681	$ 233,759	$ 240,280	$ 240,842
Less: goodwill and other intangible assets	64,870	64,934	65,138	65,357
Tangible equity	$ 165,811	$ 168,825	$ 175,142	$ 175,485
Tangible Common Equity:				
Tangible equity	$ 165,811	$ 168,825	$ 175,142	$ 175,485
Less: preferred stockholders' equity	38,645	38,619	38,593	38,568
Tangible common equity	$ 127,166	$ 130,206	$ 136,549	$ 136,917
Tangible Assets:				
Total assets, as reported	$ 1,837,985	$ 1,883,689	$ 1,967,046	$ 2,003,271
Less: goodwill and other intangible assets	64,870	64,934	65,138	65,357
Tangible assets	$ 1,773,115	$ 1,818,755	$ 1,901,908	$ 1,937,914
Tangible Book Value per Share:				
Tangible common equity	$ 127,166	$ 130,206	$ 136,549	$ 136,917
Common shares outstanding	10,457,327	10,438,510	10,423,317	10,408,096
Tangible book value per share	$ 12.16	$ 12.47	$ 13.10	$ 13.15
Tangible Equity to Tangible Assets Ratio:				
Tangible equity	$ 165,811	$ 168,825	$ 175,142	$ 175,485
Total tangible assets	$ 1,773,115	$ 1,818,755	$ 1,901,908	$ 1,937,914
Tangible equity to tangible assets	9.35%	9.28%	9.21%	9.06%
Tangible Common Equity to Tangible Assets Ratio:				
Tangible common equity	$ 127,166	$ 130,206	$ 136,549	$ 136,917
Tangible assets	$ 1,773,115	$ 1,818,755	$ 1,901,908	$ 1,937,914
Tangible common equity to tangible assets	7.17%	7.16%	7.18%	7.07%

END OF RELEASE